

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2006

Mr. Michael McDonald
Chief Financial Officer
Talisman Energy Inc.
Suite 3400, 888 – 3rd Street S.W.
Calgary, Alberta, Canada T2P 5C5

>   **Re: Talisman Energy Inc.**
>   **Form 40-F for Fiscal Year Ended December 31, 2005**
>   **Filed March 13, 2006**
>   **Response Letter Dated July 27, 2006**
>   **File No. 001-06665**

Dear Mr. McDonald:

     We have reviewed your filing and response letter. Other than item noted below, we have no further comment.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 99.7 Consolidated Financial Statements and Notes

Note 1 – Significant Accounting Policies, page 30

m) Revenue Recognition, page 32

1.   In your response to prior comment 2, you provided proposed disclosure for future filings explaining that you record overliftings in "accounts payable and accrued liabilities", but that you reverse overliftings from "deferred revenue" and record them as revenue when sufficient volumes are produced to make up the overlifted volume. Please ensure for future filings that your disclosure consistently reflects the recording and reversal of your overliftings from the same account.

You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Karl Hiller
Branch Chief